[INSERT GOLD ENERGY LETTERHEAD]
March 16, 2006
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Gold Energy, LLC
Registration Statement on Form SB-2
File No. 333-130022
Application for Withdrawal
Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Gold Energy, LLC (the “Company”) hereby respectfully requests an order granting immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-130022) filed on November 30, 2005 together with all exhibits thereto (collectively, the “Registration Statement”).
In light of the current market conditions, the Company has determined not to proceed with the public offering contemplated by the Registration Statement at this time. No securities were sold in connection with the Registration Statement.
The Company further requests (i) that the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and (ii) that an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating “Withdrawn upon the request of the registrant, the Commission consenting thereto.”
Pursuant to Rule 461 of the Act, we request that the effective date of this Request for Withdrawal be accelerated to March 16, 2006 at 5:00 p.m. CST, or as soon thereafter as practicable.
The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the written order to Registrant’s Legal Counsel, Miranda Hughes, at 515-283-0231 and mail a copy to the address set forth above.
Sincerely,
/s/ Les Nesvig
Les Nesvig
cc: Larry Spirgel